SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F           X                      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                                             No           X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

1.     An announcement regarding proposed appointment of director, appointment of senior vice president and change of chief financial officer by China Petroleum & Chemical Corporation (the “Registrant”); and
2.     An announcement on Provision of Guarantee for Zhongtian Hechuang Energy Co., Ltd. by the Registrant;

Each made by the Registrant on December 28, 2015.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

（在中華人民共和國註冊成立的股份有限公司）
（證券代號：0386）

PROPOSED APPOINTMENT OF DIRECTOR, APPOINTMENT OF SENIOR
VICE PRESIDENT AND CHANGE OF CHIEF FINANCIAL OFFICER

The Board announces that:

(1) Mr. Ma Yongsheng has been proposed to be appointed as an executive Director of the Company, subject to the approval of the shareholders of Sinopec Corp. by way of ordinary resolution at the EGM.

(2) Meanwhile, Mr. Ma Yongsheng has been appointed as Senior Vice President of the Company with effect from 28 December 2015; and

(3) Ms. Wen Dongfen has been appointed as Chief Financial Officer of the Company and Mr. Wang Xinhua has resigned from Chief Financial Officer of the Company with effect from 28 December 2015.

A circular containing, among others, the details of the Proposed Appointment of Director and the notice of convening the EGM will be dispatched to the Shareholders as soon as practicable.

PROPOSED APPOINTMENT OF EXECUTIVE DIRECTOR

The Board of Directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) has proposed to appoint Mr. Ma Yongsheng as an executive Director of the Company (the “Proposed Appointment”). The Proposed

Appointment shall be approved by the shareholders of Sinopec Corp. (the "Shareholders") by way of ordinary resolution at the first extraordinary general meeting for 2016 (the “EGM”).  All Independent Non-executive Directors of the Company consented to this Proposed Appointment. The biography of Mr. Ma Yongsheng is as follows:

Ma Yongsheng, aged 54. Mr. Ma Yongsheng is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Branch; in April 2006, he was appointed as Executive Deputy Manager (presiding over the work), Chief Geologist of Sinopec Southern Exploration and Production Branch; in January 2007, he was appointed as Manager and Party Secretary of Sinopec Southern Exploration and Production Branch; in March 2007, he served as General Manager and Deputy Party Secretary of Sinopec Exploration Branch; in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Transmission Construction Project Headquarter of Sinopec Corp., General Manager and Deputy Party Secretary of Sinopec Exploration Branch; in May 2008, he was appointed as Deputy Director General of Exploration and Production Department of Sinopec Corp. (Director General Level) and Deputy Commander of Sichuan-East China Gas Transmission Construction Project Headquarter; since July 2010, he served as Deputy Chief Geologist of Sinopec Corp.; since August 2013, he was appointed as Chief Geologist of Sinopec Corp.; and since December 2015, he served as Vice President of China Petrochemical Corporation.

Save as disclosed above, Mr. Ma Yongsheng did not hold any directorships in any other listed public companies in Hong Kong or overseas and he had no relationship with any other directors, senior management, substantial shareholders or controlling shareholder of the Company in the last three years.

As at the date of this announcement, Mr. Ma Yongsheng does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Ma Yongsheng shall enter into the service contract with Sinopec Corp. if his Proposed Appointment is approved at the EGM and his term of office shall start from the date when his appointment is approved at the EGM to the date when the term of the sixth session of the Board expires. The remuneration of Mr. Ma Yongsheng as an executive Director will be determined according to relevant state regulations and the

“Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp” etc. The documents such as the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulate that the specific amount of remuneration will consist of base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also the performance of Sinopec Corp. as a whole. The Company will disclose the remuneration of Mr. Ma Yongsheng during the reporting period in the annual report.

Other than those disclosed herein, there are no other matters in relation to the Proposed Appointment which shall be disclosed to the Shareholders and The Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

APPOINTMENT OF SENIOR VICE PRESIDENT

Meanwhile, the Board has appointed Mr. Ma Yongsheng as Senior Vice President of the Company. The term of office of Mr. Ma Yongsheng as Senior Vice President takes effect from 28 December 2015 to 27 May 2018.

The Board would like to take this opportunity to welcome Mr. Ma Yongsheng to serve as Senior Vice President of the Company.

RESIGNATION OF CHIEF FINANCIAL OFFICER

The Board announces that Mr. Wang Xinhua will cease to act as Chief Financial Officer of the Company due to his age and his resignation will be effective from 28 December 2015.

Mr. Wang Xinhua has confirmed that he has no disagreement with the Board and there is nothing relating to his resignation that needs to be brought to the attention of the Shareholders.

Mr. Wang Xinhua was diligent and responsible during his term of office. The Board would like to take this opportunity to sincerely thank Mr. Wang Xinhua for his contributions to the Company during his tenure as Chief Financial Officer of the Company.

APPOINTMENT OF CHIEF FINANCIAL OFFICER

The Board has appointed Ms. Wen Dongfen as Chief Financial Officer of the Company with effect from 28 December 2015. The biography of Ms. Wen Dongfen is as follows:

Wen Dongfen, aged 51. Ms. Wen Dongfen is a professor level senior accountant with a university diploma. In December 2001, she was appointed as Deputy Director General of the Finance & Planning Department of China Petrochemical Corporation; in May 2008, she was appointed as Deputy Director General of the Finance Department of China Petrochemical Corporation; in March 2009, she was promoted to Director General of the Finance Department of China Petrochemical Corporation; from May 2012 to November 2015, she also served as Chairman of Sinopec Century Bright Capital Investment Limited and since November 2015, she served as Director General of the Finance Department of Sinopec Corp. Ms. Wen Dongfen now serves as Director of Sinopec Shanghai Engineering Co. Ltd., Sinopec International Petroleum Exploration and Production Corporation and Sinopec Insurance Co., Ltd. She also serves as the Supervisor of Sinopec Oilfield Service Corporation, Vice Chairman of Sinopec Finance Company Limited and Director of Sunshine Insurance Group.

Save as disclosed above, Ms. Wen Dongfen did not hold any directorships in any other listed public companies in Hong Kong or overseas and she had no relationship with any other directors, senior management, substantial shareholders or controlling shareholder of the Company in the last three years.

As at the date of this announcement, Ms. Wen Dongfen does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The term of office of Ms. Wen Dongfen takes effect from 28 December 2015 to 27 May 2018. The remuneration of Ms. Wen Dongfen as Chief Financial Officer of the Company shall be determined according to the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp” etc. The documents such as the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulate that the specific amount of remuneration will consist of base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also performance of Sinopec Corp. as a whole. The Company will disclose the remuneration of Ms. Wen Dongfen during the reporting period in the annual report.

Other than those disclosed herein, there are no other matters in relation to appointment of Ms. Wen Dongfen which shall be disclosed to the Shareholders and The Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of The Listing Rules.

The Board would like to take this opportunity to welcome Ms. Wen Dongfen to serve as Chief Financial Officer.

GENERAL

A circular containing, among others, the details of the Proposed Appointment of Director and the notice of convening the EGM will be dispatched to the Shareholders as soon as practicable.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
28 December 2015

As at the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement on Provision of Guarantee for Zhongtian Hechuang Energy Co., Ltd.

The Company and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:

•	Guaranteed Party: Zhongtian Hechuang

•
The amount of the Guarantee and the balance of the guarantee actually provided: The Guarantee to be provided by the Company for Zhongtian Hechuang covers a principal amount of RMB17.05 billion and accrued interests; as of the date of this announcement, the Company has not provided any other guarantee for Zhongtian Hechuang

•	Counter-guarantee: None

•	Aggregated amount of overdue external guarantees: None

1.	Definitions

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

Guarantee or Completion Guarantee	the completion guarantee to be provided by Sinopec Corp. to secure the financing for the Project
Company or Sinopec Corp.	China Petroleum & Chemical Corporation
Zhongtian Hechuang	Zhongtian Hechuang Energy Co., Ltd. (中天合創能源有限責任公司)
Project	Zhongtian Hechuang Ordos coal deep processing demonstration project
Great Wall Energy	Sinopec Great Wall Energy and Chemical Co., Ltd. (中國石化長城能源化工有限公司)
China Coal Energy	China Coal Energy Company Limited (中國中煤能源股份有限公司)
Shenergy	Shenergy Co., Ltd. (申能股份有限公司)
Man Shi Company	Nei Mongol Man Shi Coal Group Co., Ltd. (內蒙古滿世煤炭集團股份有限公司)
Bank Syndicate	a bank syndicate group proposed to be formed by ICBC, CCB and BOC as the lead banks
ICBC	Industrial and Commercial Bank of China Limited (中國工商銀行股份有限公司)
CCB	China Construction Bank Corporation (中國建設銀行股 份有限公司)
BOC	Bank of China Limited (中國銀行股份有限公司)
Articles of Association	the Articles of Association of the Company
Shanghai Guidelines on Connected Transactions	the Guidelines of Shanghai Stock Exchange on Connected Transactions of Listed Companies (《上海證券交易所上市公司關聯交易實施指引》)
Shanghai Listing Rules	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange (《上海證券交易所股票上市規則》)
RMB	Renminbi, the lawful currency of the People’s Republic of China
Proposal	The Proposal on Providing Completion Guarantee for the Project Financing of Zhongtian Hechuang

2.	Overview of the Guarantee

(1)	Background information

Zhongtian Hechuang proposes to procure financing for the Project from the Bank Syndicate in the amount of RMB44 billion. Since the Project is still in the construction phase and is not eligible for asset-based mortgage loans, the Bank Syndicate requires the shareholders of Zhongtian Hechuang, i.e. China Coal Energy, Shenergy, Man Shi Company and Sinopec Corp. (with an indirect shareholding of 38.75% in Zhongtian Hechuang through Great Wall Energy), to provide the completion guarantee of the Project in proportion to their respective shareholdings in Zhongtian Hechuang. The Guarantee is provided in favor of the Bank Syndicate to be formed by ICBC, CCB and BOC as lead banks to secure the repayment of the Project financing by Zhongtian Hechuang. The amount of the Guarantee to be provided by the Company for Zhongtian Hechuang shall cover a principal amount of RMB17.05 billion and the interests accrued thereon. The agreements relating to the Guarantee have not been duly executed yet.

(2)	Internal decision-making process for the Guarantee

The Proposal is considered and approved at the fourth meeting of its sixth session of Board of Directors dated 28 December 2015, where all the Directors of the Company unanimously agreed to the provision by Sinopec Corp. of a Completion Guarantee subject to the provision of completion guarantees by the other shareholders of Zhongtian Hechuang on a pro-rata basis.

Mr. Chang Zhenyong, the Vice President of the Company, also serves as the Vice Chairman of the board of directors of Zhongtian Hechuang. According to the Shanghai Listing Rules and the Shanghai Guidelines on Connected Transactions, Zhongtian Hechuang is a connected person of Sinopec Corp.; therefore, the Guarantee is a guarantee for a connected person under the Shanghai Listing Rules and the Shanghai Guidelines on Connected Transactions and is thus subject to the approval by the shareholders at the general meeting of Sinopec Corp. However, the Guarantee does not constitute a connected transaction of the Company pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

3.	General Information of the Guaranteed Party

(1)	General information of the guaranteed party

Name: Zhongtian Hechuang Energy Co., Ltd.

Address: Nan Yingbin Road, Etuoke West Street, Ordos, Nei Mongol Autonomous Region

Legal Representative: Li Fuyou

Scope of Business: coal washing, dressing and sale; manufacture and sale of coal chemical products (excluding hazardous materials); manufacture, repair and maintenance of mining machineries and chemical machineries; lease of coal chemical equipment and devices; research, development, application and provision of consultancy services on technologies and information relating to coal and coal chemical energy products.

The credit rating for Zhongtian Hechuang is BBB+. Below are the latest financial information of Zhongtian Hechuang for the preceding year and the 11 months ended 30 November 2015:

	Unit: RMB Billion

Item	At 31 December 2014	At 30 November 2015
	(audited)	(unaudited)

Total assets	21.55	38.68
Total liabilities	8.62	22.75
Total bank loans	4.20	14.14
Total current liabilities	6.27	11.78
Net assets	12.93	15.93

Item	As of 31 December 2014	As of 30 November 2015
	(audited)	(unaudited)

Operating income	0	0
Net profit	0	0

(2)	Relationship between the guaranteed party and the Company

Below is the shareholding structure of Zhongtian Hechuang as at the date of this announcement:

4.	Key Terms of the Guarantee Agreement

Zhongtian Hechuang proposes to procure financing for the Project from the Bank Syndicate in the amount of RMB44 billion. The Company provides a guarantee in proportion to its (indirect) shareholding in Zhongtian Hechuang to secure the timely repayment of such financing by Zhongtian Hechuang. The Guarantee to be provided by the Company shall cover a principal amount of RMB17.05 billion and the interests accrued thereon and shall terminate when the Project satisfies the conditions for the release of the Guarantee as set forth in the financing documents. There is no counter-guarantee.

The proposed conditions for the release of the Guarantee are as follows:

(a)
The Project has met the completion conditions set forth in the financing documents; the mining rights, land use rights and other assets of Zhongtian Hechuang have met the conditions for mortgage as imposed by the Bank Syndicate; the said assets of Zhongtian Hechuang have been mortgaged to the Bank Syndicate;

(b)	The Project has been making profits for three consecutive years;

(c)	The operating cash flow of Zhongtian Hechuang has been positive for two consecutive years prior to the release of the Guarantee;

(d)	Zhongtian Hechuang has repaid at least 30% of the principal amount owed to the Bank Syndicate.

The Company has not yet entered into any guarantee agreement in relation to the Guarantee.

5.	Opinions of the Board of Directors

The Guarantee has obtained the approval of the Independent Non-executive Directors of the Company before being submitted to the Board of Directors for consideration and approval. The Independent Non-executive Directors have expressed their independent opinions on the Guarantee that the approval process and voting procedures in connection with the Proposal are in compliance with the provisions of applicable laws and regulations and the Articles of Association; that the Guarantee is a guarantee for a connected person and is subject to the consideration and approval by the shareholders at the general meeting of the Company; that the financial risks associated with the Guarantee are controllable and there is nothing in violation of the provisions of any applicable laws, regulations or the Articles of Association; that the Guarantee caters to the actual operational needs of the Company, is in the interests of the Company as a whole and has no harm to the interests of the Company and of its minority shareholders.

The Proposal is considered and approved at the fourth meeting of its sixth session of board of directors, where the board agreed to the provision by Sinopec Corp. of a Completion Guarantee subject to the provision of completion guarantees by the other shareholders of Zhongtian Hechuang on a pro-rata basis and the submission of the Completion Guarantee to the general meeting for consideration and approval. The Completion Guarantee shall cover a principal amount of RMB17.05 billion and accrued interests and shall terminate when the conditions for the release of the Completion Guarantee as set forth in the financing documents are satisfied. The Board of Directors also authorised the Chief Financial Officer of the Company to sign relevant documents.

6.	Aggregated Amount of External Guarantees and Amount of Overdue External Guarantees

As of 30 November 2015, the balance of the external guarantees of the Company and its controlled subsidiaries amounted to RMB3.98 billion and the guarantees provided by the Company to its controlled subsidiaries aggregated to RMB22.46 billion, representing 0.6% and 3.3% of the latest audited net assets (at 30 June 2015) of the Company respectively. There are no overdue external guarantees.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC
28 December 2015

As at the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: December 29, 2015